UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 333-132111

United Airlines Ground Employee 401(k) Plan

(Exact name of registrant as specified in its charter)

United Continental Holdings, Inc.

233 S. Wacker Drive

Chicago, Illinois 60606

(872) 825-4000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Plan Interests in the

United Airlines Ground Employee 401(k) Plan

(Title of each class of securities covered by this Form)

United Continental Holdings, Inc. Common Stock, par value $0.01 per share(1)

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: None(2)

(1)	Although the duty to file reports under Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, has been terminated with respect to the United Airlines Ground Employee 401(k) Plan (the “Plan”), the duty to file reports under Section 13(a) or 15(d) remains with respect to United Continental Holdings, Inc. common stock, par value $0.01 per share (the “Common Stock”).
(2)	The Plan no longer offers Common Stock as an investment option. Therefore, interests in the Plan no longer require registration. Accordingly, this Form 15 is being filed solely to suspend the Plan’s duty to file reports under Section 15(d), including on Form 11-K.

Pursuant to the requirements of the Securities Exchange Act of 1934, the United Airlines Ground Employee 401(k) Plan has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

United Airlines Ground Employee 401(k) Plan

Date: June 30, 2014	By:	/s/ Chris Kenny
Name: Chris Kenny
Title: Vice President and Controller